UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 08 May 2008

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) filed its Annual Report on Form 20-F for the year ended 31 December 2007 with the U.S. Securities and Exchange Commission on Wednesday, 7 May, 2008.

The Form 20-F is available on the Investor Relations section of the Company's website at www.aibgroup.com.

Shareholders who wish to receive a hard copy of the Form 20-F should make a request to The Company Secretary, Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4, Ireland. A copy of the Form 20-F will be mailed free of charge.



                                      Ends



For further information please contact:

David O'Callaghan,
Assistant Secretary,
Allied Irish Banks, p.l.c.,
Bankcentre,
Ballsbridge,
Dublin 4,
Ireland.

Tel. +353-1-641 4672




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  08 May 2008                              By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.